SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29982; File No. 812-13996]

Forward Funds, <u>et</u> <u>al</u>.; Notice of Application

March 15, 2012

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from rule 12d1-2(a) under the Act.

<u>Summary of Application</u>: Applicants request an order to permit open-end management

investment companies relying on rule 12d1-2 under the Act to invest in certain financial

instruments.

<u>Applicants</u>: Forward Funds (the "Trust"), Forward Management, LLC (the "Adviser"), and

Forward Securities, LLC ("Forward Securities").

<u>Filing Dates</u>: The application was filed on January 4, 2012.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on April 9, 2012, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090; Applicants, 101 California Street, Suite 1600, San

Francisco, CA 94111.

For Further Information Contact: Lewis B. Reich, Senior Counsel, at (202) 551-6919, or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office

of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

     1.   The Trust is organized as a Delaware statutory trust and is registered under the

Act as an open-end series management investment company. The Adviser, a Delaware limited

liability company, is an investment adviser registered under the Investment Advisers Act of

1940, as amended (the "Advisers Act") and serves as investment adviser to the current series of

the Trust. Forward Securities, a Delaware limited liability company, is a registered broker –

dealer under the Securities Exchange Act of 1934, as amended ("1934 Act") and is expected to

become the Funds' distributor before the issuance of the requested order.

     2.   Applicants request the exemption to the extent necessary to permit any existing or

future series of the Trust and any other existing or future registered open-end investment

company or series thereof that (i) is advised by the Adviser or any entity controlling, controlled

by or under common control the Adviser and is in the same group of investment companies, as

defined in section 12(d)(1)(G) of the Act, as the Trust; (ii) invests in other registered open-end

investment companies ("Underlying Funds") in reliance on section 12(d)(1)(G) of the Act; and

(iii) is also eligible to invest in securities (as defined in section 2(a)(36) of the Act) in reliance on rule 12d1-2 under the Act (each a "Fund of Funds"), to also invest, to the extent consistent with

its investment objectives, policies, strategies and limitations, in financial instruments that may

not be securities within the meaning of section 2(a)(36) of the Act ("Other Investments").[1]

3. Consistent with its fiduciary obligations under the Act, each Fund of Funds' board

of directors will review the advisory fees charged by the Fund of Funds' investment adviser to

ensure that they are based on services provided that are in addition to, rather than duplicative of,

services provided pursuant to the advisory agreement of any investment company in which the

Fund of Funds may invest.

Applicants' Legal Analysis:

1. Section 12(d)(1)(A) of the Act provides that no registered investment company

("acquiring company") may acquire securities of another investment company ("acquired

company") if such securities represent more than 3% of the acquired company's outstanding

voting stock or more than 5% of the acquiring company's total assets, or if such securities,

together with the securities of other investment companies, represent more than 10% of the

acquiring company's total assets. Section 12(d)(1)(B) of the Act provides that no registered

open-end investment company may sell its securities to another investment company if the sale

will cause the acquiring company to own more than 3% of the acquired company's voting stock,

or cause more than 10% of the acquired company's voting stock to be owned by investment

companies and companies controlled by them.

2. Section 12(d)(1)(G) of the Act provides, in part, that section 12(d)(1) will not

apply to securities of an acquired company purchased by an acquiring company if: (i) the

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[1] Every existing entity that currently intends to rely on the requested order is named as an applicant.   Any existing or future entity that relies on the requested order will do so only in accordance with the terms and condition in the application.

acquired company and acquiring company are part of the same group of investment companies; (ii) the acquiring company holds only securities of acquired companies that are part of the same group of investment companies, government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities association registered under section 15A of the 1934 Act, or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end investment companies or registered unit investment trusts in reliance on section 12(d)(1)(F) or (G) of the Act.

3.   Rule 12d1-2 under the Act permits a registered open-end investment company or a registered unit investment trust that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper: (i) securities issued by an investment company that is not in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act; (ii) securities (other than securities issued by an investment company); and (iii) securities issued by a money market fund, when the investment is in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the Act.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of the Act, or from any rule under the Act, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

5. Applicants state that the Funds of Funds will comply with rule 12d1-2 under the Act, but for the fact that they may invest a portion of their assets in Other Investments. Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Funds of Funds to invest in Other Investments while investing in Underlying Funds. Applicants assert that permitting the Funds of Funds to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) were designed to address.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary